
03022545

April 23, 2003

The U. S. Securities and Exchange Commission
450 Fifth Street, N. W.
Room 3117
Office of International Corporate Finance
Mail Stop 3-9
Washington, D.C.20549
U. S. A.

Rule 12g3-2(b) Exemption
of Kobe Steel, Ltd.,
File number:82-3371

Dear Madam/Sir:

In connection with Kobe Steel Ltd.'s exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(iii), please find enclosed a copy of the Company's release today covering

" Kobe Steel sells company-owned property "

Thank you for your assistance in handling it as required.

Sincerely yours,

Toru Kurauchi
Finance Department
Kobe Steel, Ltd.

dlw 6/11

NEWS RELEASE

Kobe Steel, Ltd.
Tokyo Stock Exchange No.5406

Kobe Steel sells company-owned property

TOKYO (April 23, 2003) – Kobe Steel, Ltd. announced today that it had sold company-owned dormitories and apartments, which provide housing for employees, to K&L Investment. The transfer price was 3.85 billion yen.

Kobe Steel has been making strong efforts to improve its financial position by reducing its interest-bearing liabilities (debt). In the fiscal year ended March 2003, Kobe Steel's consolidated debt is expected to be 970 billion yen, down 25 percent from the year ended March 2000.

To help further reduce its debt, Kobe Steel decided to sell a portion of its fixed assets. Following the asset transfer, Kobe Steel will lease back the housing.

The transaction is anticipated to incur an extraordinary loss of 1.68 billion yen. While using the housing units will result in leasing expenses, Kobe Steel would be able to avoid the potential risk of lower land values and would benefit from lower debt.

Media Contact:

Gary Tsuchida
Communication Center
Kobe Steel, Ltd.
9-12 Kita-Shinagawa 5-chome
Shinagawa-ku, Tokyo 141-8688
Japan
Tel +81-3-5739-6010
Fax +81-3-5739-5971
E-mail www-admin@kobelco.co.jp

Investor Relations:

Corporate Planning Dept.
Tel +81-3-5739-6043